Exhibit 99.2

TOURNIGAN ENERGY LTD.
 2009 INTERIM REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

MANAGEMENT’S DISCUSSION AND ANALYSIS
May 29, 2009

OVERVIEW

This management’s discussion and analysis (“MD&A”) covers the operations of Tournigan Energy Ltd. (the “Company” or “Tournigan”) for the 6 months ended March 31, 2009 and subsequent activity up to May 29, 2009. All monetary amounts referred to herein are in Canadian dollars unless otherwise stated. The following discussion should be read in conjunction with the Company’s consolidated financial statements prepared in accordance with Canadian GAAP as at September 30, 2008 and 2007.

Additional information related to the Company is available for view on SEDAR at www.sedar.com, on EDGAR at www.edgar-online.com, on the Company’s website at www.tournigan.com, or by requesting further information from the Company.

DESCRIPTION OF BUSINESS

The Company is a mineral resource exploration company with a focus on the acquisition, exploration and development of uranium and gold properties in Europe. The Company’s principal uranium exploration properties are the Kuriskova and Novoveska Huta properties in Slovakia. The Company’s principal gold exploration properties are the Kremnica gold property in Slovakia. The Company’s Curraghinalt gold property in Northern Ireland is under an earn-in option agreement with C3 Resources, Inc.

The Company is a reporting issuer in British Columbia, Alberta, Ontario and Yukon, Canada, and trades as a Tier 1 issuer on the TSX Venture Exchange under the trading symbol “TVC”, and on the Frankfurt Stock Exchange under the trading symbol “TGP”.

URANIUM – KURISKOVA, SLOVAKIA (100% interest)

On February 24, 2009 Tournigan announced an updated resource estimate for its Kuriskova uranium deposit which more than doubles the amount of uranium contained in the indicated resource and significantly increases the grade of the indicated resource. SRK Consulting (U.S.), Inc. has reviewed and audited the updated resource estimate.

Highlights:

  Tournigan’s 2008 infill drilling moved 8,084,000 pounds of U308 from the inferred resource category to the better defined and more confident indicated category
  The grade of indicated resource increased by 28% from 0.435% U308 to 0.558% U308
  The infill drilling demonstrated the presence of an exceptionally high grade zone of uranium mineralization which remains open along both strike and dip
  The estimate includes 3,261,000 pounds of molybdenum as a potential by-product (see table below)

The tight geological constraints that were used to model the indicated high-grade resource provide a high level of confidence in this zone while leading to a modest reduction in the number of pounds of uranium remaining in the inferred category. Exploration in or near this zone could replace or increase these pounds at a higher grade. There is also potential for further exploration drilling to increase the overall size of the deposit and for additional infill drilling to upgrade a significant additional portion of the current inferred resource to the indicated category.

The results of our infill drilling program which led to such a dramatic increase in both size and grade of the indicated uranium resource bodes well for the possibility of further increasing the size and quality of the deposit. This recent program was restricted to infill drilling in order to upgrade the quality of the resource as we advance Kuriskova toward feasibility.

TOURNIGAN ENERGY LTD.
2009 INTERIM REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

There remains great exploration upside both immediately adjacent to the Kuriskova resource and in the surrounding ground controlled by Tournigan. Our current estimated grade of 0.558% U308 compares extremely favorably with most other uranium projects currently under development with grades in the order of 0.1% to 0.2% U308. This estimate also demonstrates the presence of a significant amount of molybdenum which could represent a by-product credit. The resource estimate includes only molybdenum contained within the uranium resource.

The following tables summarize the current resource estimate:

Current Resource:

Kuriskova Resource Estimate February 2009 (SRK) – Cut?off 0.05%U *
		Tonnes		U3O8 lbs		Tonnes	Mo lbs
	U%	(000)	%U3 O8	(000)	Mo%	(000)	(000)
Total Indicated (Main zone )	0.473	1,191	0.558	14,654
Total Inferred (Main and HW zones)	0.182	3,780	0.215	17,901	0.030	4,897	3,261

* Mo resource numbers represent Mo associated with Uranium resource blocks above a 0.05%U cutoff

A complete table of the new resource estimate prepared by Tournigan and reviewed, audited and approved by SRK, can be found by visiting Tournigan’s web site from this link: http://www.tournigan.com/i/pdf/KuriskovaResourceFeb09AppendixA.pdf.

A longitudinal projection showing drill hole locations and interval grades can be viewed from this link: http://www.tournigan.com/i/pdf/KuriskovaVLP.pdf.

Pincock Allen Holt (PAH) of Lakewood, Colorado is currently preparing an NI 43-101 compliant preliminary assessment (scoping study). The work is well underway and its results are expected to be completed by June 2009. Tournigan has also retained Resource Development Inc. (RDI) of Wheatridge, Colorado for metallurgical testing of Kuriskova samples, the results of which will be incorporated into the preliminarily assessment. In addition to the recovery of uranium, the metallurgical test work will also examine the recovery of molybdenum as a byproduct.

The result of the studies will provide insight into a mine plan and processing plant flow-sheet for Kuriskova. It will also provide a basis for determining capital and operating costs, project economics and will identify the environmental and permitting aspects of the project.

Assuming a positive preliminary assessment report, our plans are to initiate a pre-feasibility study which is expected to be completed in the first half of 2010.

GOLD – CURRAGHINALT, NORTHERN IRELAND (100% interest)

The Curraghinalt gold deposit has an indicated resource of 250,000 ounces of gold contained in 570,000 tonnes of material with an average grade of 13.95 grams of gold per tonne and an inferred resource of 350,000 ounces of gold contained in 640,000 tonnes of material with an average grade of 17.15 grams of gold per tonne based on a cut-off of six grams of gold per tonne and a minimum vein width of one metre.

The resource estimate is from a study prepared by independent consultant Micon International Limited of Toronto. The Micon employee responsible for the study was Dibya Kanti Mukhopadhyay, an Independent Qualified Person as defined by Canada’s National Instrument 43-101 policy for the disclosure of mineral projects. The resource study, dated November 29, 2007, was filed on SEDAR on January 17, 2008.

TOURNIGAN ENERGY LTD.
2009 INTERIM REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

As reported on December 22, 2008 the Company signed a binding earn-in option agreement for its Northern Ireland gold properties held through its wholly-owned subsidiary Dalradian Gold. Under the terms of the option agreement, C3 Resources, Inc. (“C3 Resources”) has the option to pay the Company a total of $9,250,000 in four staged payments in exchange for increased equity interests totalling up to 90% in Dalradian Gold, in addition to C3 Resources funding 100% of the project expenditures until the completion of a bankable feasibility study (the “Option”). To the date of this MD&A Tournigan has received the up-front payments totalling $1,000,000.

C3 Resources is now funding the ongoing costs and exploration programs of Dalradian Gold. At March 31, 2009 C3 Resources owed the Company $170,000 of costs for Dalradian Gold funded by the Company that were reimbursed by C3 Resources on April 15, 2009.

US SUBSIDIARY SOLD

Disposal of Tournigan USA Inc. (“TUSA”) – On February 27, 2009 the Company completed the sale of its wholly-owned subsidiary TUSA to Fischer-Watt Gold Company, Inc. (“Fischer-Watt”). The Company retained a 30% carried interest in respect of each TUSA property up to the completion of a feasibility study for any project encompassing any such property (a “Project”). Upon completion of a feasibility study, the Company’s carried interest in respect of such property will convert into a 30% working interest in the Project or the Company will have the option to dilute down to a 5% net profits interest. On February 27, 2009, Fischer-Watt delivered to the Company a promissory note in the amount of US$325,327, including the closing date working capital adjustment (the “Promissory Note”). Fischer-Watt will secure the release of TUSA’s US$930,000 of reclamation bonds less any applicable reclamation costs which at September 30, 2008 had been estimated at US$52,000 for an estimated net amount of US$878,000 (the “Reclamation Receivable”). Both the Promissory Note and the Reclamation Receivable are unsecured, non-interest-bearing and due August 31, 2009. Fischer-Watt is a Nevada-incorporated mineral exploration and development company with an existing gold property in Arizona. The Chairman, President and CEO of Fischer-Watt is Mr. Peter Bojtos, who is a director of the Company. The TSX-V approved this related party transaction.

The Company reported a mineral property cost recovery of $120,205 related to this disposition in the second quarter 2009 that resulted from a combination of a change in the US to Canadian dollar and working capital adjustments.

QUALIFIED PERSON

The Company’s President and Chief Executive Officer, Dorian L. (Dusty) Nicol, B.Sc. Geo, MA Geo, a Qualified Person as defined by NI 43-101, has reviewed and approved the exploration information and resource and reserve disclosures contained in this MD&A.

REVIEW OF CONSOLIDATED FINANCIAL RESULTS

Overview

For the periods presented, the Company had no revenues, no longer term debt and did not declare or pay any dividends. The Company incurred a net loss of $904,210 or $0.01 per share in the second fiscal quarter 2009 a decrease of $355,132 from the comparable period in fiscal 2008 net loss of $1,259,342. Exploration property costs capitalized, net of the $450,000 option payment recovery from C3 Resources, were $1,249,297 for the second quarter 2009 as compared with $3,684,130 for the second quarter 2008. The year to date net loss of $2,292,332 was $538,734 less than the year to date loss of $2,831,066 in the comparative period.

Expenses

In the three months ended March 31, 2009 the most significant component of the decreased categories of cash expenses included employee salaries and fees to directors and contractors which decreased by $62,927 to $388,930, public, government and investor relations were decreased by $69,373 to $186,072 and regulatory fees were decreased by $25,191 to $32,322 for the second fiscal quarter of 2009 compared with 2008. As previously reported the Company has reduced its head office staff. As with most companies in the same sector the Company has reduced its Investor Relations activities by attending fewer investor shows and less advertising. Stock exchange listing fees were less as the total market value of the Company’s share price had declined on the date the fees are set.

TOURNIGAN ENERGY LTD.
2009 INTERIM REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

The increased categories were audit, legal and other professional fees which increased by $70,089 to $205,456, administration which increased by $51,329 to $211,636 and travel which increased by $35,370 to $156,829 for the second fiscal quarter of 2009 compared with 2008. Professional fees increased with the additional agreements entered into in the period relating to the option agreement for Dalradian Gold and the sale of TUSA. Administration costs were higher in the period but are expected to be reduced overall in the comparative fiscal year ended September 30, 2009. Travel will likely continue at the higher levels as the executives travel to Slovakia for property site visits and meeting with potential investors in the Company.

As previously reported the Company closed its Vancouver head office in January 2009 and terminated five head office employees. On May 29, 2009, in exchange for a payment of $183,293 to the landlord, the Company surrendered the lease to the landlord and the Company is released from all remaining obligations of the lease. The Company reached agreement with an incoming tenant to rent its furniture and fixtures for a 40 month term with an option to purchase for fair value to be determined at that time. The rent for the furniture and fixtures is deemed to be received as a part of the negotiations to secure a new tenant and have the Company released from the lease.

Other Income

Interest income decreased commensurate with the decrease in the Company’s cash balances and the declining interest rate.

Additional Disclosure for Venture Issuers without Significant Revenue

The components of exploration costs are described in note 5 to the interim consolidated financial statements for the six months ended March 31, 2009 and note 6 to the annual audited consolidated financial statements for the year ended September 30, 2008.

Uranium Mineral Properties

The uranium property balances increased by $3,356,300 to $18,380,918 as at March 31, 2009. Most of these costs are for drilling and assaying on the Kuriskova property in Slovakia discussed earlier.

Gold Mineral Properties

Gold property balances decreased by $114,548 to $23,180,389 as at March 31, 2009. Expenditures on Kremnica and Northern Ireland were offset by the receipt from C3 Resources of an $825,000 option payment and recovery of expenses from funding partner of $170,000.

SUMMARY OF QUARTERLY FINANCIAL RESULTS

The following is a summary of the Company’s financial results for the eight most recently completed quarters:

	Three	Three	Three	Three	Three	Three	Four	Three
	months	months	months	months	months	months	months	months
	ended	ended	ended	ended	ended	ended	ended	ended
	Mar	Dec	Sept	June	Mar	Dec	Sept	May
	31	31	30	30	31	31	30	31
	2009	2008	2008	2008	2008	2007	2007	2007
	$	$	$	$	$	$	$	$

Revenue	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Loss for the period	(904,210)	(1,388,122)	(9,652,890)	(2,807,928)	(1,259,342)	(1,571,724)	(2,717,954)	(1,605,796)

Basic and diluted loss per share	(0.01)	(0.01)	(0.08)	(0.03)	(0.01)	(0.01)	(0.02)	(0.01)

TOURNIGAN ENERGY LTD.
2009 INTERIM REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the periods presented in the above table, the Company’s loss has generally been between $1,000,000 and $2,000,000. For the three months ended September 30, 2008, the Company incurred a net loss of $9,652,890 largely due to the $7,131,046 write-off of USA uranium properties. For the three months ended June 30, 2008 the net loss of $2,807,928 included the $749,848 write-off of Nevada gold properties. The net loss of $2,717,954 for the four months ended September 30, 2007 was higher partially due to the four month period and also the result of higher operating expenses for the costs of the financial restatement.

LIQUIDITY AND CAPITAL RESOURCES

The Company believes that its working capital is sufficient to carry out its current exploration and development work programs and fund corporate overhead expenditures to September 2009. Notes 6 and 20 of the audited annual consolidated financial statements for the year ended September 30, 2008 discuss the expenditure levels to maintain the Company’s mineral properties and agreements in good standing and to meet its other commitment. As a development stage company, the Company’s liquidity position decreases as expenses are incurred. To mitigate this liquidity risk, the Company budgets both exploration and administration expenditures and closely monitors its liquidity position.

To date, the Company’s ongoing operations have been almost entirely financed by private placements and proceeds from exercises of warrants and stock options. Additional financing, asset disposals or joint venture agreements will be required to meet work commitments and to develop mineral properties. While the Company has been successful in raising the necessary funds in the past, there can be no assurance it can continue to do so in the future.

The Company began the six month interim period with cash and cash equivalents of $12,666,749. During the six months ended March 31, 2009 the Company expended $3,636,961 on operations net of working capital changes, received $825,000 option payments from C3 Resources Inc. and expended $4,878,763 on mineral exploration and $12,920 to purchase equipment to end on March 31, 2009 with cash and cash equivalents of $4,963,105.

At May 29, 2009 the majority of the Companies stock options outstanding were “out-of-the-money”. Should the market price of the Company’s stock price increase and stock options are exercised it would raise additional cash.

Cash is primarily invested in secure bank deposits with Canadian Schedule 1 banks. The Company has not been affected by the liquidity crisis involving asset-backed commercial paper.

TRANSACTIONS WITH RELATED PARTIES

On December 12, 2008 the Company retained the services of Doris Meyer, and her company Golden Oak Corporate Services Ltd. to perform the financial reporting and regulatory compliance functions for the company. On December 12, 2008 Ms. Meyer was appointed as the Company’s Corporate Secretary and James Mackie, a C.G.A. and an employee of Golden Oak, was appointed as the Company’s Controller. On January 30, 2009 Ms. Meyer replaced Mr. Hans Retterath as Chief Financial Officer. In the six month period ended March 31, 2009 Golden Oak was paid fees of $29,750. These amounts are presented within salaries and fees to directors and contractors.

TOURNIGAN ENERGY LTD.
2009 INTERIM REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

In the 2008 fiscal year comparative, in the six month period ended March 31, 2008, cost reimbursements from companies with common directors and/or officers relate to the office relocation agreement and cost sharing arrangements with Longview Capital. Two directors of the Company, Mr. Poulus and Mr. Shorr, are also directors of Longview. The Company ceased to share office space with Longview in the first quarter of fiscal 2008.

The Company’s solicitors are Stikeman Elliott LLP. Mr. Poulus is a partner in the firm. Stikeman Elliott fees are billed based on time spent by other Stikeman Elliott personnel on providing services to the Company. In the six months ended March 31, 2009 these fees were $31,227.compared to $85,453 in the comparative period.

Geological consulting fees of $48,849 to Longview Technical, a division of Longview, were capitalized to exploration properties in 2008. These fees were based on Longview Technical’s standard rates and these services are no longer being used.

Accounts receivable, accounts payable and accrued liabilities include the following related party balances that are unsecured, without interest and payable on demand:

		March 31,	March 31,
		2009	2008
		$	$

Due from related parties		100,904	229,875
Due to related parties		136,577	117,167

OUTSTANDING SHARE DATA AS AT MAY 29, 2009

Authorized: an unlimited number of common shares without par value.

	Common Shares	Stock Options	Share Capital
	Outstanding	Outstanding	$
Balance, March 31, 2009	122,697,859	7,339,417	108,370,841
Stock options granted	-	2,125,000	-
Stock options forfeited	-	(807,684)	-
Balance, May 29, 2009	122,697,859	8,656,733	108,370,841

FINANCIAL INSTRUMENTS

a)

Disclosures

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, marketable securities, deposits, restricted deposits and accounts payable and accrued liabilities.

The fair values of cash and cash equivalents, accounts receivable, deposits, restricted deposits and accounts payable and accrued liabilities approximate their carrying values because of the short-term nature of these instruments. Marketable securities are recorded at quoted market prices.

b)

Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes.

TOURNIGAN ENERGY LTD.
2009 INTERIM REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

Credit Risk

Credit risk is the risk of financial loss to the Company if counterparties to a financial instrument fail to meet their contractual obligations. The Company manages its credit risk through its counterparty ratings and credit limits. The Company is mainly exposed to credit risk on its bank accounts, accounts receivable and reclamation receivable. Bank accounts are primarily with Canadian Schedule 1 banks with a $20 million counterparty credit limit. Accounts receivable include $941,864 of value added taxes receivable from Slovakian government agencies. The Company disposed of its US$930,000 restricted deposits offset by a current asset retirement obligation of US$52,000 in the second calendar quarter of 2009 and received the US$878,000 Reclamation Receivable as consideration. The Reclamation Receivable and a promissory note in the amount of US$325,327 included in accounts receivable relate to the sale of TUSA by the Company to Fischer-Watt as described in note 5 are unsecured.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due. The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company’s holdings of cash. The Company raises capital through equity issues and its ability to do so is dependent on a number of factors including market acceptance, stock price and exploration results. The Company’s cash is primarily invested in business bank accounts which are available on demand. As of March 31, 2009, the Company had enough funds available to meet its financial liabilities and future financial liabilities from its commitments for the current year.

Market Risk

Market risk consists of currency risk, commodity price risk and interest rate risk. The objective of market risk management is to manage and control market risk exposures within acceptable limits. The significant market risk exposures to which the Company is exposed are foreign currency, interest and equity price risk. Since the Company has not developed producing mineral interest, it is not exposed to commodity price risk at this time.

Foreign currency risk

The Company maintains its accounts in Canadian dollars. The Company’s expenditures in Slovakia, Northern Ireland and the USA make it subject to foreign currency fluctuations and such fluctuations may materially affect the Company’s financial position and results. The Company’s operating results and cash flows are affected to varying degrees by changes in the Canadian Dollar exchange rate vis-à-vis the Slovak Koruna until December 31, 2008, the Euro since Slovakia converted from the Slovak Koruna to the Euro on January 1, 2009, the US Dollar and the British Pound. The Company purchases foreign currencies as the need arises in order to fund its exploration and development activities. Corporate expenditures are mainly incurred in Canadian and US dollars.

As at March 31, 2009, the Company’s significant exposures to foreign currency risk, based on balance sheet values, were to the Euro and the US Dollar.

	Euro	US $

Cash	92,577	450,457
Account receivable	563,653	1,283,327
Prepaid expenses and deposits	25,625	2,412
Account payable and accrued liabilities	(92,172)	-
Asset retirement obligations	(6,120)	-
Net assets	583,563	1,736,196

TOURNIGAN ENERGY LTD.
2009 INTERIM REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following sensitivity analyses assume all other variables remain constant and are based on the above net exposures. A 10% appreciation or depreciation of the Euro vis-à-vis the Canadian Dollar would result in a $97,513 increase or decrease, respectively, in net income and shareholders’ equity. A 10% appreciation or depreciation of the US Dollar vis-à-vis the Canadian Dollar would result in a $218,986 increase or decrease, respectively, in net income and shareholders’ equity.

Interest rate risk

The Company’s bank accounts earn interest income at variable rates. The fair value of its investments is relatively unaffected by changes in short-term interest rates. The Company’s future interest income is exposed to changes in short-term rates.

Price risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices of uranium, precious and base metals, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company. Fluctuations in pricing may be significant.

RISK FACTORS

Mineral exploration is subject to a high degree of risk, which even a combination of experience, knowledge, and careful evaluation fail to overcome. Exploration activities seldom result in the discovery of a commercially viable mineral resource. Exploration activities are also expensive. The Company will therefore require additional financing to carry on its business and such financing may not be available when it is needed.

CHANGES IN ACCOUNTING POLICIES

Newly adopted

Effective October 1, 2008 the Company adopted amended Section 1400, General Standards of Financial Statement Presentation. This section includes requirements to assess and disclose the Company’s ability to continue as a going concern. It indicates that financial statements shall be prepared on a going concern basis unless management either intends to liquidate the entity or to cease operations, or has no realistic alternative but to do so. (see note 1 to the interim financial statements)

Effective January 1, 2009 the Company adopted Section 3064, Goodwill and Intangible Assets, which replaces Section 3062 and Section 3450, Research and Development Costs, and establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. The Company presently does not have any goodwill and therefore the adoption of this new policy has no impact on the Company at the present time.

Future

In 2006, the Accounting Standards Board (“AcSB”) announced that the accounting standards in Canada are to be converged with International Financial Reporting Standards (“IFRS”). On February 13, 2008, the AcSB confirmed that the use of IFRS will be required by January 1, 2011 with appropriate comparative data from the prior year. Accordingly the Company will be required to present its financial statements for the fiscal year ended September 30, 2012 in accordance with IFRS and will be required to restate the comparatives for the fiscal year ended September 30, 2011. Under IFRS, there is significantly more disclosure required, specifically for quarterly reporting. Further, while IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences in accounting policies that must be addressed. The impact of these new standards on the Company’s financial statements is currently being evaluated by management but the financial reporting impact of the transition to IFRS cannot be

TOURNIGAN ENERGY LTD.
2009 INTERIM REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

reasonably estimated at this time.

TOURNIGAN ENERGY LTD.
2009 INTERIM REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

FORWARD LOOKING STATEMENTS

Forward looking statements

This MD&A contains certain forward-looking information and forward-looking statements as defined in applicable securities laws. These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words: "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "should", "believe" and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of management’s discussion and analysis. These forward-looking statements include but are not limited to, statements concerning the Company’s:

  strategies and objectives;
  interest and other expenses;
  tax position and tax rates;
  political unrest or instability in foreign countries and its impact on foreign assets;
  the timing of decisions regarding the timing and costs of construction and production with respect to, and the issuance of, the necessary permits and other authorizations required for exploration properties;
  estimates of the quantity and quality of mineral resources;
  planned capital expenditures and estimates of reclamation and other costs related to environmental protection;
  future capital costs, including the costs and potential impact of complying with existing and proposed environmental laws and regulations in the operation and closure of various operations;
  financial and operating objectives;
  exploration, environmental, health and safety initiatives;
  availability of qualified employees for operations; and
  outcome of legal proceedings and other disputes.

Inherent in forward-looking statements are risks and uncertainties beyond the Company’s ability to predict or control, including risks that may affect operating or capital plans. This includes risks generally encountered in the development of mineral properties such as unusual or unexpected geological formations, unanticipated metallurgical difficulties, ground control problems, adverse weather conditions, process upsets and equipment malfunctions; risks associated with labour disturbances and unavailability of skilled labour; fluctuations in the market price of principal commodities which are cyclical and subject to substantial price fluctuations; risks created through competition for mining properties; risks associated with lack of access to markets; risks associated with mineral resource estimates; risks posed by fluctuations in exchange rates and interest rates, as well as general economic conditions; risks associated with environmental compliance and changes in environmental legislation and regulation; risks associated with our dependence on third parties for the provision of transportation and other critical services; risks associated with performance by contractual counterparties; risks associated with title claims and other title risks; social and political risks associated with operations in foreign countries; risks of changes in tax laws or their interpretation; and risks associated with tax reassessments and legal proceedings.

TOURNIGAN ENERGY LTD.
2009 INTERIM REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this management’s discussion and analysis. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about:

  general business and economic conditions;
  interest rates and foreign exchange rates;
  the supply and demand for, deliveries of, and the level and volatility of prices of uranium and gold;
  the timing of the receipt of regulatory and governmental approvals for development projects and other operations;
  the availability of financing for development projects on reasonable terms;
  costs of production and production and productivity levels, as well as those of competitors;
  the ability to secure adequate transportation for products;
  the ability to procure mining equipment and operating supplies in sufficient quantities and on a timely basis;
  the ability to attract and retain skilled staff;
  the impact of changes in foreign exchange rates on costs and results;
  engineering and construction timetables and capital costs for development and expansion projects;
  costs of closure of various operations;
  market competition;
  the accuracy of reserve estimates (including, with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based;
  tax benefits and tax rates;
  the resolution of environmental and other proceedings or disputes; and
  ongoing relations with employees and with business partners and joint venturers.

The reader is cautioned that the foregoing list of important factors and assumptions is not exhaustive. Events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. The reader should also carefully consider the matters discussed under "Risk Factors" in this management’s discussion and analysis. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, whether as a result of new information or future events or otherwise.

CAUTIONARY NOTES TO US INVESTORS CONCERNING RESERVE AND RESOURCE ESTIMATES

Measured and Indicated Resources

This MD&A uses the terms “measured resources” and “indicated resources”. The Company advises US investors that while these terms are recognized and required by Canadian regulations, the SEC does not recognize them. US investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. Mineral resources that are not “mineral reserves” do not have demonstrated economic viability. Disclosure of “contained ounces” is permitted under Canadian regulations; however, the SEC normally only permits the reporting of non-reserve mineralization as in-place tonnage and grade.

Inferred Resources

This MD&A uses the term “inferred resources”. The Company advises US investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. US investors are cautioned not to assume that any part or all of an inferred resource exists or is economically or legally mineable.

Other Information

Additional information relating to the Company is available for viewing on SEDAR at www.sedar.com and at the Company’s web site www.tournigan.com.